SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                       ADVANCED TECHNICAL PRODUCTS, INC.
                               (Name of Issuer)


                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)


                                 007548 10 0
                                (CUSIP Number)


                                James S. Carter
                        3353 Peachtree Road, Suite 920
                            Atlanta, Georgia 30326
                                 (404) 231-7272
           (Name, address and telephone number of person authorized
                    to receive notices and communications)


                                   MAY 27, 1998
            (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]
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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Equus Corporation International

2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [X]

3.    SEC Use Only

4.    Source of Funds
      OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization

      Delaware

Number of          7.   Sole Voting Power
Shares                        267,602
Beneficially       8.   Shared Voting Power
Owned by                        -0-
Each Reporting     9.   Sole Dispositive Power
Person With                   267,602
                  10.   Shared Dispositive Power
                                -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      267,602

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.   Percent of Class Represented by Amount in Row (11)

      5.1%

14.   Type of Reporting Person

      CO
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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Sam P. Douglass

2.    Check the Appropriate Box if a Member
      of a Group (a) [ ]
                 (b) [X]

3.    SEC Use Only

4.    Source of Funds
      OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization

      United State of America

Number of          7.   Sole Voting Power
Shares                        378,326
Beneficially       8.   Shared Voting Power
Owned by                        -0-
Each Reporting     9.   Sole Dispositive Power
Person With                   378,326
                  10.   Shared Dispositive Power
                                -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      378,326

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.   Percent of Class Represented by Amount in Row (11)

      7.2%

14.   Type of Reporting Person

      IN
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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Equus Capital Management Corporation

2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [X]

3.    SEC Use Only

4.    Source of Funds
      OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization

      Delaware

Number of          7.   Sole Voting Power
Shares                        267,602
Beneficially       8.   Shared Voting Power
Owned by                        -0-
Each Reporting     9.   Sole Dispositive Power
Person With                   267,602
                  10.   Shared Dispositive Power
                                -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      267,602

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.   Percent of Class Represented by Amount in Row (11)

      5.1%

14.   Type of Reporting Person

      CO
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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Equus Capital Corporation

2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [X]

3.    SEC Use Only


4.    Source of Funds
      OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization

      Delaware

Number of          7.   Sole Voting Power
Shares                        255,852
Beneficially       8.   Shared Voting Power
Owned by                      -0-
Each Reporting     9.   Sole Dispositive Power
Person With                   255,852
                  10.   Shared Dispositive Power
                              -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      255,852

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.   Percent of Class Represented by Amount in Row (11)

      4.9%

14.   Type of Reporting Person

      CO
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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Equus Equity Appreciation Fund L.P.

2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [X]

3.    SEC Use Only

4.    Source of Funds
      OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization

      Delaware

Number of          7.   Sole Voting Power
Shares                        -0-
Beneficially       8.   Shared Voting Power
Owned by                      -0-
Each Reporting     9.   Sole Dispositive Power
Person With                   -0-
                  10.   Shared Dispositive Power
                              -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      -0-

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.   Percent of Class Represented by Amount in Row (11)

      0%

14.   Type of Reporting Person

      PN
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ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of Advanced Technical Products, Inc., a Delaware corporation (the "Company"), whose principal executive offices are at 3353 Peachtree Road, Suite 920, Atlanta, Georgia 30326.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a), (b) and (c) This statement is filed by the following persons (collectively, the "Reporting Persons"):

      1. Sam P. Douglass. Mr. Douglass' business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Douglass is a director and Chairman of the Board and Chief Executive Officer of Equus Capital Corporation, Equus Capital Management Corporation and Equus Corporation International, and a general partner of Equus Equity Appreciation Fund, L.P. Mr. Douglass is also a trustee for Douglass Trust IV, FBO Brooke Douglass and Douglass Trust IV, FBO S. Preston Douglass, Jr. (collectively, the "Trusts"), each of which trust owns (i) 50% of the issued and outstanding shares of the common stock of Equus Corporation International, and (ii) a 14.25% general partnership interest in EQSCAP Partners, a Texas general partnership ("EQSCAP").

      2. Equus Corporation International, a Delaware corporation ("ECI"). The directors and executive officers of ECI are as follows:

      Sam P. Douglass. Mr. Douglass is a director, Chairman of the Board and Chief Executive Officer of ECI. Certain additional information required to be disclosed in Item 2 with respect to Mr. Douglass is listed above.

      Paula T. Douglass. Ms. Douglass' business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Ms. Douglass is a director, Vice President and Secretary of ECI.

      S. Preston Douglass, Jr. Mr. Douglass' business address is 820 Main Street, Suite 100, Kerrville, Texas 78028-5300. Mr. Douglass is a director and Vice President of ECI. Mr. Douglass is a partner in the law firm of Wallace, Jackson, Machann, Williams & Douglass, Kerrville, Texas.

      The address of the principal business and the principal office of ECI is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. ECI is a privately held company that owns 80% of the issued and outstanding common stock of Equus Capital Management Corporation.

      3. Equus Capital Management Corporation, a Delaware corporation ("ECMC"). The directors and executive officers of ECMC are as follows:

      Sam P. Douglass. Mr. Douglass is a director, Chairman of the Board and Chief Executive Officer of ECMC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Douglass is listed above.

      Nolan Lehmann. Mr. Lehmann's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Lehmann is a director and President of ECMC.
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      Gary L. Forbes. Mr. Forbes' business address is 2929 Allen Parkway, Suite
      2500, Houston, Texas 77019. Mr. Forbes is Vice President of ECMC.

      Randall B. Hale. Mr. Hale's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Hale is a director and Vice President and Secretary of ECMC.

      Paula T. Douglass. Ms. Douglass is a director of ECMC. Certain additional information required to be disclosed in Item 2 with respect to Ms. Douglass is listed above.

      S. Preston Douglass. Mr. Douglass is a director of ECMC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Douglass is listed above.

      The address of the principal business and the principal office of ECMC is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. ECMC is a registered investment adviser and acts as investment adviser for Equus Equity Appreciation Fund, L.P., as well as other investment funds. ECMC owns all of the issued and outstanding shares of the common stock of Equus Capital Corporation.

      4. Equus Capital Corporation, a Delaware corporation ("ECC"). The directors and executive officers of ECC are as follows:

      Sam P. Douglass. Mr. Douglass is a director, Chairman of the Board and Chief Executive Officer of ECC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Douglass is listed above.

      Nolan Lehmann. Mr. Lehmann is a director and President of ECC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Lehmann is listed above.

      Gary L. Forbes. Mr. Forbes is Vice President of ECC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Forbes is listed above.

      Randall B. Hale. Mr. Hale is a director and Vice President of ECC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Hale is listed above.

      Paula T. Douglass. Ms. Douglass is a director of ECC. Certain additional information required to be disclosed in Item 2 with respect to Ms. Douglass is listed above.

      S. Preston Douglass. Mr. Douglass is a director of ECC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Douglass is listed above.

      Patrick M. Cahill. Mr. Cahill's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Cahill is a Vice President and Treasurer of ECC and Controller of ECMC.

      Tracy H. Cohen. Ms. Cohen's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Ms. Cohen is a Vice President and Secretary of ECC and Investor Relations Manager of ECMC.

      The address of the principal business and the principal office of ECC is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. ECC is a registered investment adviser and acts as investment
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  CUSIP NO.  007548 10 0                                     PAGE  8 OF 15 PAGES
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funds for Equus Equity Appreciation Fund, L.P., as well as other investment advisors. ECC owns a 1% general partnership interest in, and is the managing general partner of, Equus Equity Appreciation Fund, L.P., and owns a 35.625% general partnership interest in, and is managing general partner of, EQSCAP.

      5. Equus Equity Appreciation Fund, L.P., a Delaware limited partnership ("EEAF"). The managing general partner of the Equus Fund is Equus Capital Corporation. Sam P. Douglass and Nolan Lehmann are the remaining general partners. The address of the principal business and the principal office of Equus Fund is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019.

      (d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws, or finding any violation with respect to such laws.

      (f) All of the persons referred to in Paragraph (a) above are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

      On October 31, 1997 (the "Effective Time"), TPG Holdings, Inc. ("TPG") merged (the "Merger") with and into Lunn Industries, Inc. ("Lunn"), and Lunn, as the surviving corporation, changed its name to "Advanced Technical Products, Inc." TPG was formed in 1995 to acquire the business and assets of three operating units of the Brunswick Technical Group of Brunswick Corporation. At that time, EEAF acquired 299,250 shares of the common stock of TPG, $0.01 par value per share (the "TPG Common Stock"), representing 63.0% of the then issued and outstanding shares of TPG Common Stock. EEAF paid an aggregate of $630,000 for the shares out of its working capital.

      On November 6, 1997, the Company granted to Sam P. Douglass options to acquire 7,500 shares of the Common Stock, which options vest equally on the date immediately preceding the next three annual meetings of the stockholders of the Company (the "Options"). The Options were issued to Mr. Douglass pursuant to the Company's Non-Employee Director Stock Option Plan. Mr. Douglass may currently exercise the Options with respect to 2,500 shares of the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

      In accordance with the terms of the Merger, each share of the TPG Common Stock was converted into the right to receive 8.3028 shares of the Common Stock. As a result of the Merger, EEAF acquired 2,484,612 shares of the Common Stock. From April 28, 1998 through May 7, 1998, EEAF sold 44,612 shares of the Common Stock in transactions that complied with the resale provisions of Rule 145(d)
and Rule 144 of the General Rules and Regulations Under the Securities Act of 1933, as amended. On May 26, 1998, EEAF distributed all of the Common Stock owned of record by EEAF pro rata to its limited partners. ECC Equity Appreciation, L.P., a Delaware limited partnership ("ECCLP"), and EQSCAP, both limited partners of EEAF, received 97,033 and 479,730 shares, respectively, of the Common Stock. Immediately thereafter, ECC distributed all of its 97,033 shares of the Common Stock pro rata to its limited partners, and EQSCAP distributed 379,730 shares
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  CUSIP NO.  007548 10 0                                     PAGE  9 OF 15 PAGES
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of its 479,730 shares pro rata to its general partners. As a result of these distributions, EEAF and ECC are no longer considered to be Reporting Persons.
The Reporting Persons currently intend to hold the shares of the Common Stock that they may be deemed to beneficially own for investment and do not currently have any plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (a)-(j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) (i) As a result of the distributions described in Item 4, EEAF is no longer the beneficial or record owner of any shares of Common Stock.

            (ii) ECC owns a controlling interest in, and is managing general partner of, EQSCAP and, accordingly, may be deemed to beneficially own all 100,000 shares of the Common Stock owned by EQSCAP. Additionally, as a limited partner of EEAF and ECCLP and a general partner of EQSCAP, ECC received as a result of the distributions described in Item 4, and now owns beneficially and of record, 155,852 shares of the Common Stock. Therefore, ECC may be deemed to beneficially own 255,852 shares of the Common Stock, representing 4.90% of the issued and outstanding shares of the Common Stock.

            (iii) As a limited partner of ECCLP, ECMC received as a result of the distributions described in Item 4, and now owns beneficially and of record, 11,750 shares of the Common Stock. ECMC also beneficially owns all of the shares of Common Stock beneficially owned by ECC as a result of ECMC's ownership of all of the issued and outstanding shares of the common stock of ECC. Therefore, ECMC beneficially owns 267,602 shares of the Common Stock, representing 5.13% of the issued and outstanding shares of the Common Stock.

            (iv) ECI may be deemed to be the beneficial owner of all of the 267,602 shares of Common Stock beneficially owned by ECMC as a result of ECI's ownership of 80% of the issued and outstanding shares of the common stock of ECMC.

            (v) Sam P. Douglass may, as of the date hereof and for sixty days hereafter, exercise the Options with respect to up to 2,500 shares of the Common Stock. As general partners of EQSCAP, each of the Trusts received as a result of the distributions described in Item 4, and now owns beneficially and of record, 54,112 shares of the Common Stock, or 108,224 shares in the aggregate. Additionally, the Trusts, as the sole stockholders of ECI, beneficially own all 267,602 shares of the Common Stock beneficially owned by ECI. Mr. Sam Douglass, as trustee of the Trusts, may be deemed to be the beneficial owner of all 375,826 shares of the Common Stock beneficially owned by the Trusts. The sum of the 2,500 shares of the Common Stock subject to currently vested options and the 375,826 shares of the Common Stock Mr. Douglass may be deemed to beneficially own as trustee of the Trusts, 378,326, represents 7.24% of the issued and outstanding shares of the Common Stock. Mr. Douglass expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities owned by the Trusts.

      (b)         ECC has the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) that are owned beneficially or of record by
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  CUSIP NO.  007548 10 0                                     PAGE 10 OF 15 PAGES
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                  ECC. ECMC also has the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) that are owned beneficially or of record by ECMC by virtue of its position as the sole stockholder of ECC. ECI also has the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) that are owned beneficially by ECI by virtue of its position as the holder of 80% of the issued and outstanding shares of common stock of ECMC. Mr. Sam Douglass also has the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) that he may be deemed to beneficially own by virtue of his position as trustee of the Trusts.

      (c) From April 28, 1998 through May 7, 1998, EEAF sold 44,612 shares of the Common Stock in transactions that complied with the resale provisions of Rule 145(d) and Rule 144 of the General Rules and Regulations Under the Securities Act of 1933, as amended. On May 26, 1998, EEAF distributed all of the Common Stock owned of record by EEAF pro rata to its limited partners. ECCLP and EQSCAP, both limited partners of EEAF, received 97,033 and 479,730 shares, respectively, of the Common Stock. Immediately thereafter, ECC distributed all of its 97,033 shares of the Common Stock pro rata to its limited partners, and EQSCAP distributed 379,730 shares of its 479,730 shares pro rata to its limited partners.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

      (e)         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except for their relationships as directors and/or officers of the Reporting Persons as described in Item 2 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

      The Reporting Persons each expressly disclaim that they are acting as a group within the meaning of Section 13(d)(3) of the Act.

      In accordance with Rule 240.13d-4 promulgated under the Act, each Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that he or it is, for purposes of Section 13(d) or
Section 13(g) of the Act, the beneficial owner of any securities of the Company other than as expressly described in Item 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      None.
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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      Dated: June 16, 1998

                                    EQUUS CORPORATION INTERNATIONAL

                                    By:/s/ SAM P. DOUGLASS
                                           Sam P. Douglass, Chairman
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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      Dated: June 16, 1998


                                   /s/ SAM P. DOUGLASS
                                       Sam P. Douglass
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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      Dated: June 16, 1998

                              EQUUS CAPITAL MANAGEMENT CORPORATION


                              By:/s/ SAM P. DOUGLASS
                                     Sam P. Douglass, Chairman
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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      Dated: June 16, 1998

                                   EQUUS CAPITAL CORPORATION

                                   By:/s/ PATRICK M. CAHILL
                                          Patrick M. Cahill, Vice President
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                                   SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      Dated: June 16, 1998

                                    EQUUS EQUITY APPRECIATION FUND, L.P.

                                    By:   EQUUS CAPITAL CORPORATION,
                                          its general partner

                                    By: /s/ PATRICK M. CAHILL
                                            Patrick M. Cahill, Vice President